As filed with the Securities and Exchange Commission on April 17, 2019

Investment Company Act File No. 811-21630

Securities and Exchange Commission
Washington, D.C. 20549
____________________

SCHEDULE TO
Issuer Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
 of the Securities Exchange Act of 1934

ALPHA CORE STRATEGIES FUND
(Name of Issuer)

ALPHA CORE STRATEGIES FUND
(Name of Person Filing Statement)

Common Units of Beneficial Interest
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

Craig R. Carberry
Alpha Core Strategies Fund
50 South LaSalle Street
Chicago, Illinois 60603
(312) 630-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Filing Person)

Copies to:

Philip H. Harris, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036

Calculation of Filing Fee:

Transaction Valuation	Amount of Filing Fee
$100,000,000.00*	$12,120.00**

*	Calculated at the aggregate maximum purchase price to be paid for common units of beneficial interest in the offer.
**	Calculated at $121.20 per $1,000,000 of the Transaction Valuation.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

	Amount Previously Paid: Not Applicable	Filing Party: Not Applicable
	Form or Registration No.: Not Applicable	Date Filed: Not Applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

Item 1.             Summary Term Sheet

Reference is made to the Summary Term Sheet of the Offer to Purchase that is attached as Exhibit (a)(1)(i) and is incorporated herein by reference.

Item 2.             Subject Company Information

(a)        The name of the issuer is Alpha Core Strategies Fund (the “Fund”), a non-diversified closed-end management investment company organized as a Delaware statutory trust. The principal executive offices of the Fund are located at 50 South LaSalle Street, Chicago, IL 60603. The telephone number of the Fund is (312) 630-6000.

The Fund is structured as a “master” fund, and the Fund’s feeder funds, Alpha Core Strategies Feeder Fund, Q.P. and Alpha Core Strategies Feeder Fund (collectively, the “Feeder Funds”), invest all their assets in the Fund. All portfolio investments are made at the Fund level. This structure is sometimes called a “master/feeder” structure. The Fund’s feeder funds are series of a Cayman Islands unit trust whose securities are offered in the United States pursuant to exemptions from registration under the Securities Act of 1933, as amended, and which are exempted from registration under the Investment Company Act of 1940, as amended, are simultaneously permitting redemptions of their own interests and units pursuant to the terms of their organizational agreements.

(b)        The title of the securities being sought is common units of beneficial interest (“Common Units”). As of February 28, 2019 there were 48,146,110 Common Units issued and outstanding.

(c)        The Common Units are not currently traded on an established secondary trading market.

Item 3.             Identity and Background of Filing Person

(a)        The Fund is tendering for its own Common Units.  The principal executive offices of the Fund are located at 50 South LaSalle Street, Chicago, IL 60603. The telephone number of the Fund is (312) 630-6000.

Item 4.             Terms of the Transaction

(a)(1)   (i)        The Fund is offering to purchase (the “Offer”) up to a number of Common Units having an aggregate net asset value (“NAV”), as of the last calculation of NAV preceding the expiration of the Offer, of $100,000,000.00.

(ii)       Holders of Common Units (“Unitholders”) that desire to tender Common Units for purchase must do so by 5:00 p.m., Central Time, on May 17, 2019 (the “Expiration Date”). Immediately after the Expiration Date, each Unitholder whose Common Units (or portion of them) have been accepted for repurchase, upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 17, 2019 (the “Offer to Purchase”), will be issued and will be bound by the terms of a repurchase instrument (the “Repurchase Instrument”) reflecting the Fund’s agreement to pay the Common Unitholder an amount equal to the NAV, determined as of the Valuation Date (as defined below), of the repurchased Common Units (the “Payment Amount”).

The Repurchase Instrument will be non-interest bearing, non-transferable and non-negotiable.  Once issued a Repurchase Instrument, an investor will no longer be a Unitholder of the Fund under applicable state law and will not have the rights of a Unitholder, including without limitation voting rights.  However, until payment in respect of the Repurchase Instrument is made, an investor will continue to be treated as a partner in the Fund for U.S. income tax purposes and to have the rights that a Unitholder would have to inspect the books and records of the Fund and to receive financial and other reports relating to the Fund.  A Unitholder who is issued a Repurchase Instrument is referred to herein as a “Payee.” The Repurchase Instrument will be held by The Bank of New York Mellon, as escrow agent, on behalf of the Payee.

Each Payee will be entitled to receive the Payment Amount, equal to the NAV, determined as of June 30, 2019 (the “Valuation Date”), of the repurchased Common Units.  Payment in respect of the Repurchase Instrument will be made following the determination of the NAV of the Common Units as of the Valuation Date, but in no event later than the later of (i) thirty (30) days after the Valuation Date, or (ii) if the Fund has requested withdrawals of its capital from any Sub-Fund in which the Fund is invested in order to fund the repurchase of the repurchased Common Units, within ten (10) business days after the Fund has received at least 90% of the aggregate amount withdrawn by the Fund from the Sub-Funds (the “Payment Date”). The Repurchase Instrument may be prepaid, without premium, penalty or notice, at any time on or after the Valuation Date. A copy of the Offer to Purchase, the related Letter of Transmittal and a form of the Repurchase Instrument is attached hereto as Exhibit (a)(1)(i), Exhibit (a)(1)(ii) and Exhibit (a)(1)(iii), respectively. Reference is hereby made to the Cover Page, Section 2 “Offer to Purchase and Price” and Section 6 “Repurchases and Payment” of the Offer to Purchase, which are incorporated herein by reference.

For purposes of calculating the value of the repurchased Common Units, the amount payable to the Payee will take into account and include all Fund income, gains, losses, deductions and expenses until the Valuation Date.

Although the amounts required to be paid by the Fund under the Repurchase Instrument will generally be paid in cash, the Fund may under certain limited circumstances pay all or a portion of the amounts due by an in-kind distribution of securities.  The Fund intends to make an in-kind payment only under the limited circumstance where the Fund receives an in-kind distribution from Sub-Funds of transferable securities that the Fund cannot liquidate itself prior to the Payment Date.

(iii)      The Offer is scheduled to expire on May 17, 2019, unless extended. Reference is hereby made to the Cover Page, Summary Term Sheet, Section 2 “Offer to

Purchase and Price” and Section 5 “Withdrawal Rights” of the Offer to Purchase, which are incorporated herein by reference.

(iv)      Not applicable.

(v)      The Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending by notifying Shareholders of such extension. Reference is hereby made to Cover Page, Summary Term Sheet and Section 7 “Certain Conditions of the Offer” of the Offer to Purchase, which are incorporated herein by reference.

(vi)      Reference is hereby made to Section 5 “Withdrawal Rights” of the Offer to Purchase, which is incorporated herein by reference.

(vii)     Reference is hereby made to the Cover Page, Section 4 “Procedure for Tenders” and Section 5 “Withdrawal Rights” of the Offer to Purchase, which are incorporated herein by reference.

(viii)    Reference is hereby made to Section 2 “Procedure for Tendering Shares” of the Offer to Purchase, which is incorporated herein by reference.

(ix)      Reference is hereby made to the Cover Page and Section 6 “Repurchases and Payments” of the Offer to Purchase, which are incorporated herein by reference.

(x)      Reference is hereby made to Section 9 “Material U.S. Federal Income Tax Consequences” of the Offer to Purchase, which is incorporated herein by reference.

(xi)      Reference is hereby made to Section 2 “Procedure for Tenders” and Section 9 “Material U.S. Federal Income Tax Consequences” of the Offer to Purchase, which are incorporated herein by reference.

(xii)     Reference is hereby made to Section 9 “Material U.S. Federal Income Tax Consequences” of the Offer to Purchase, which is incorporated herein by reference.

(a)(2)    Not applicable.

(b)        To the Fund’s knowledge, affiliates of the Fund (other than the Feeder Funds) do not intend to tender to the Fund in response to the Offer.  The Feeder Funds are simultaneously permitting redemptions of their own interests and units pursuant to the terms of their organizational agreements and will tender a corresponding number of Common Units to the Fund.   To the Fund’s knowledge, affiliates of the Fund do not intend to redeem interests and units in the Feeder Funds in connection with the Offer.  The Offer is available equally to the Feeder Funds and investors in the Fund on the same terms.

Item 5.             Past Contracts, Transactions, Negotiations and Agreements

(e)        The confidential private offering memoranda of the Fund and the Feeder Funds state that the Fund intends to effect quarterly tender offers. Apart from facts set forth in the immediately preceding sentence, the Fund does not know of any contract, agreement, arrangement, understanding or relationship, whether contingent or otherwise or whether or not legally enforceable, between the Fund or the Feeder Funds, any of the Fund’s or the Feeder Fund’s executive officers or directors, any person controlling the Fund or the Feeder Funds, or any executive officer or director of any corporation ultimately in control of the Fund or the Feeder Funds and any person with respect to any securities of the Fund or the Feeder Funds (including, but not limited to, any contract, agreement, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, or the giving or withholding of proxies, consents or authorizations).  For the avoidance of doubt, it should be noted that the Fund currently intends to make quarterly tender offers similar to the quarterly tender offer described in this Schedule TO on a going-forward basis.

Item 6.             Purposes of the Transaction and Plans and Proposals

(a)        Reference is hereby made in Section 1 “Background and Purpose of the Offer” of the Offer to Purchase, which is incorporated herein by reference.

(b)        Reference is hereby made to Section 1 “Background and Purpose of the Offer” of the Offer to Purchase, which is incorporated herein by reference.

(c)        Reference is hereby made to Section 8 “Certain Information About the Fund” of the Offer to Purchase, which is incorporated herein by reference. The Fund is currently engaged in a continuous private offering of its Common Units. The Fund is a “master” fund in which the Feeder Funds invest all their assets. The Fund also offers units directly to investors who are “accredited investors” as defined in Rule 501(a) under the Securities Act. The Feeder Funds have the same investment objective as the Fund. All investments are made at the Fund level. This structure is sometimes called a “master/feeder” structure. The Fund does not have any plans, proposals or negotiations that relate to or would result in (1) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Fund; (2) a purchase, sale or transfer of a material amount of assets of the Fund; (3) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Fund; (4) any change in the present board of trustees or management of the Fund, including but not limited to, any plans or proposal to change the number or the term of trustees or to change any material term of the employment contract of any executive officer; (5) any other material change in the Fund’s structure or business, including any plans or proposals to make any changes in its investment policy for which a vote would be required by Section 13 of the Investment Company Act of 1940, as amended; (6) any class of equity securities of the Fund to be delisted from a national securities exchange or cease to be authorized to be quoted in an automated quotation system operated by a national securities association; (7) any class of equity securities of the Fund becoming eligible for termination of registration under Section 12(g)(4) of the Securities Exchange Act of 1934 (the “1934 Act”); (8) the suspension of the Fund’s obligation to file reports under Section 15(d) of the 1934 Act; (9) the acquisition by any person of additional securities of the Fund or the disposition of securities of the Fund other than as set forth in the Fund’s registration statement; or (10) any changes in the Fund’s charter, bylaws or other governing instruments or other actions that could impede the acquisition of control of the Fund.

Item 7.             Source and Amount of Funds or Other Considerations

(a)        Reference is hereby made to Section 6 “Repurchases and Payments” of the Offer to Purchase, which is incorporated herein by reference.

(b)        Reference is hereby made to Section 6 “Repurchases and Payments” of the Offer to Purchase, which is incorporated herein by reference.

(d)        Reference is hereby made to Section 6 “Repurchases and Payments” of the Offer to Purchase, which is incorporated herein by reference.

Item 8.             Interest in Securities of the Subject Company

(a)        The Fund does not hold any Common Units in treasury.

(b)        Reference is made to Section 8 “Certain Information About the Fund” of the Offer to Purchase, which is incorporated herein by reference.

Item 9.             Persons/Assets Retained, Employed, Compensated or Used

(a)        No persons have been directly or indirectly employed, retained, or are to be compensated by or on behalf of the Fund to make solicitations or recommendations in connection with the Offer to Purchase.

Item 10.           Financial Statements

(a)(1)    Reference is hereby made to Section 11 “Financial Statements” of the Offer to Purchase, which is incorporated herein by reference.

(a)(2)    The Fund is not required to and does not file quarterly unaudited financial statements under the 1934 Act.

(a)(3)    Not applicable.

(a)(4)    Net asset value per Common Unit as of February 28, 2019: $17.35.

(b)        The Fund’s assets will be reduced by the dollar amount of the tendered Common Units that are repurchased by the Fund. Thus, income relative to assets may be affected by the Offer.

Item 11.           Additional Information

(a)(1)    None

(a)(2)    None

(a)(3)    Not Applicable.

(a)(4)    Not Applicable.

(a)(5)    None

(b)        The Offer to Purchase, attached hereto as Exhibit (a)(1)(i), is incorporated herein by reference in its entirety.

Item 12.           Exhibits

Exhibit No.	Document

(a)(1)(i)	Offer to Purchase

(a)(1)(ii)	Letter of Transmittal

(a)(1)(iii)	Form of Cover Letter to Unitholders

(a)(1)(iv)	Form of Notice of Acceptance of Tender

(a)(1)(v)	Form of Repurchase Instrument

(a)(2)	None

(a)(3)	Not applicable

(a)(4)	Not applicable

(a)(5)	Not applicable

(b)(1)	Credit Agreement, dated as of February 29, 2012, between the Fund and Bank of Montreal (1)

(b)(2)	First Amendment to Credit Agreement dated as of February 28, 2013, between the Fund and Bank of Montreal (1)

(b)(3)	Second Amendment to Credit Agreement dated as of December 11, 2013, between the Fund and Bank of Montreal (1)

(b)(4)	Third Amendment to Credit Agreement dated as of February 27, 2014 between the Fund and Bank of Montreal (1)

(b)(5)	Fourth Amendment to Credit Agreement dated as of February 26, 2015 between the Fund and Bank of Montreal (2)

(b)(6)	Fifth Amendment to Credit Agreement dated as of February 25, 2016 between the Fund and Bank of Montreal (3)

(b)(7)	Sixth Amendment to Credit Agreement dated as of March 25, 2016 between the Fund and Bank of Montreal (3)

(b)(8)	Seventh Amendment to Credit Agreement dated as of March 24, 2017 between the Fund and Bank of Montreal (4)

(b)(9)	Eighth Amendment to Credit Agreement dated as of June 29, 2017 between the Fund and Bank of Montreal (5)

(b)(10)	Ninth Amendment to Credit Agreement dated as of March 23, 2018 between the Fund and Bank of Montreal (6)

(b)(11)	Tenth Amendment to Credit Agreement dated as of March 22, 2019 between the Fund and Bank of Montreal

(d)	None

(g)	None

(h)	None

(1)	Incorporated by reference to the corresponding exhibit number to the Fund’s tender offer statement on Schedule TO, as filed with the Securities and Exchange Commission on July 17, 2014 (File No. 005-80363)

(2)	Incorporated by reference to the corresponding exhibit number to the Fund’s tender offer statement on Schedule TO, as filed with the Securities and Exchange Commission on July 17, 2015 (File No. 005-80363)

(3)	Incorporated by reference to the corresponding exhibit number to the Fund’s tender offer statement on Schedule TO, as filed with the Securities and Exchange Commission on April 18, 2016 (File No. 005-80363)

(4)	Incorporated by reference to the corresponding exhibit number to the Fund’s tender offer statement on Schedule TO, as filed with the Securities and Exchange Commission on April 17, 2017 (File No. 005-80363)

(5)	Incorporated by reference to the corresponding exhibit number to the Fund's tender offer statement on Schedule TO, as filed with the Securities and Exchange Commission on July 18, 2017 (File No. 005-80363)

(6)	Incorporated by reference to the corresponding exhibit number to the Fund's tender offer statement on Schedule TO, as filed with the Securities and Exchange Commission on October 18, 2018 (File No. 005-80363)

Item 13.           Information Required by Schedule 13E-3

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ALPHA CORE STRATEGIES FUND

By:	/s/ Craig R. Carberry
Craig R. Carberry
Secretary

April 17, 2019

Exhibit Index

Exhibit No.	Document

(a)(1)(i)	Offer to Purchase

(a)(1)(ii)	Letter of Transmittal

(a)(1)(iii)	Form of Cover Letter to Unitholders

(a)(1)(iv)	Form of Notice of Acceptance of Tender

(a)(1)(v)	Form of Repurchase Instrument

(b)(11)	Tenth Amendment to Credit Agreement dated as of March 22, 2019 between the Fund and Bank of Montreal